CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent the use of our auditor's report dated March 30, 2022 with respect to the consolidated financial statements of Integra Resources Corp. (the "Company") and its subsidiaries as at December 31, 2021 and for each of the years in the two-year period ended December 31, 2021 in the Company's Form 40-F being filed with the United States Securities and Exchange Commission  and the incorporation by reference of such report in the Company's Registration Statement No. 333-242495 on Form S-8 and in the Company's Registration Statement No. 333-242483 on Form F-10.

/s/ MNP LLP

Chartered Professional Accountants

Jenny Lee, CPA, CA
Assurance Partner

March 30, 2022

Vancouver, Canada